FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00001
September 15, 2008
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	SAP AG Form 20-F for the Fiscal Year Ended December 31, 2007 Filed April 2, 2008 Form 6-K Filed April 30, 2008 File No. 001-14251
Dear Ms. Collins,
By letter dated August 1, 2008, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2007 filed April 2, 2008 (Form 20-F) and Forms 6-K filed April 30, 2008 and May 15, 2008 (Forms 6-K). For your convenience we have reproduced in italics below the comments in the August 1, 2008 letter followed by the Company’s responses thereto. The information designated by the symbol [***] on page 00004 of our response below has been omitted from this letter and been submitted separately to the Staff with confidential treatment requested pursuant to Rule 83 (17 C.F.R. § 200.83).
December 31, 2007 Form 20-F
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-10
1.	We note from your disclosures in Note 3 that VSOE of fair value for support services is based on a “company-wide rate” charged to renew support services annually. Please clarify whether renewal rates are stated in the initial software license arrangements. If so, then tell us what percentage of your customers renew at the contractually stated rates and tell us how you determined theses rates were substantive pursuant to paragraph 57 of SOP 97-2. If VSOE of fair value is established by the prices charged when that element is sold separately then please describe the process you use to evaluate the various factors that affect your VSOE including customer type and pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In addition, please explain your reference to the “company-wide rate charged to renew support services”. In this regard, tell us whether you are using a published list price to establish VSOE and if so, tell us

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how you determined that this is an appropriate measure of VSOE of fair value pursuant to the guidance in SOP 97-2. We refer you to paragraph 10 of SOP 97-2.

We establish VSOE of fair value for our support services based on the prices charged when the element is sold separately. In order to determine whether VSOE of fair value exists for our support services, we perform the following two procedures. We only conclude that VSOE of fair value exists if both procedures are performed successfully:
(1)	Testing Consistency of Pricing

On a regular basis we perform an analysis focusing on the renewal pricing of all support arrangements newly entered into worldwide during the period since the date the last such analysis was performed to the date of the current analysis (VSOE test). The analysis is done as follows:
a.	We bifurcate the new support arrangements into clusters based on objective criteria like distribution channel (e.g. direct channel contracts versus indirect channel contracts) and support level (e.g. standard vs. premium support) that impact our pricing. Due to the large number of contracts in the analysed population, all established clusters include a number of transactions large enough to provide a sufficient basis to judge the consistency of the pricing of our support services. (Note: As our support offerings do not differ from country to country or region to region we do not cluster the support contracts by geography. This is why we refer in our disclosures to a ‘company wide rate’).

b.	As our pricing for support services remained constant for many years through 2007, we initially test whether the rates that were successfully established to be VSOE of fair value in the last VSOE test continue to be VSOE of fair value (if this test would fail we would test whether VSOE of fair value has changed or no longer exists — see below). Therefore, we identify, for each of the clusters determined under a. above, the rate that was successfully established to be VSOE of fair value for the respective cluster in the last VSOE test before the current test.

c.	For each of the clusters determined under a. above, we determine the percentage of the total tested population of contracts that have contractual renewal rates that fall within a narrow range around the rate identified under b. above.
We conclude that this procedure is performed successfully if a substantive majority of the renewal rates of all tested support contracts falls within a narrow range and the rate identified under b. equals or is near to the median of the range. For this purpose we define ‘narrow range’ and ‘substantive majority’ in line with applicable non-authoritative literature (KPMG Software Revenue Recognition Handbook, 3rd edition, page 165: “For example, we

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Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00003
believe that a range of prices which approaches 80% of a group of similar arrangements during recent periods falling within 15% (either above or below) the median price of the range may constitute a range that is sufficiently clustered to permit a conclusion that VSOE of fair value exists for that group of similar arrangements”). Due to the constancy of our support pricing, we have so far always been successful in performing this procedure. If this had not been the case, i.e. if less than a substantive majority of the renewal rates of all tested support contracts fell within a narrow range around the rate identified under b. above or if the rate identified under b. above was not at least very close to the median of the range, we would have tested whether there is a rate other than the rate identified under b. for which we can successfully show that a substantive majority of the renewal rates of all tested support contracts falls within a narrow range around this other rate with this other rate being the median of the range.

(2)	Testing Presumptiveness of Stated Renewal Rates for Actual Renewal Rates

On a regular basis we analyze how often and to what extent support arrangements entered into in prior periods are subsequently re-negotiated such that the actual renewals occurring under the contracts are different from the originally contracted renewal rate that was subject to the test outlined under (1) above. If this analysis shows that subsequent re-negotiations of support arrangements occur rarely we conclude that the renewal rates analyzed in procedure (1) above are representative of the actual renewals of our support arrangements. So far, the results of this analysis has always been that the instances of re-negotiated support rates are very rare (i.e. less than 1 % of all existing support contracts) and thus we conclude that substantially all of our support arrangements renew at the renewal rates stipulated by the respective agreement. The analysis supports our view that the renewal rates originally agreed under our support agreements are presumptive for the renewal rates the customers will actually pay when support is sold stand-alone in subsequent renewal periods.
Based on a successful performance of the two procedures explained above, we conclude that VSOE of fair value exists and equals the rate determined in procedure (1) above for the respective cluster.

Whenever contract pricing in a support arrangement is below the VSOE of fair value rate established under the procedures outlined above, we defer software revenue based on the difference between the rate stated in the contract and the VSOE of fair value rate established under the procedures outlined above and recognize that deferred amount as support service revenue over the period the support services are provided.

2.	We note from your disclosures on page 26 that in fiscal 2006 the Company introduced Duet, which is the first product jointly developed and supported by

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
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SAP and Microsoft. Please explain further the terms of the joint development and support arrangement with Microsoft and tell us how this impacts the Company’s revenue recognition policy for such arrangements. Further, please tell us how you considered EITF 99-19, as applicable, in recognizing revenue from these joint arrangements.

In 2005, we started to jointly develop the Duet product with Microsoft. SAP and Microsoft both undertook efforts to develop components of the product. Under the agreement between SAP and Microsoft
•	the features and specifications of Duet are jointly determined by SAP and Microsoft.

•	both parties provide resources for the development of Duet.

•	Microsoft owns the intellectual property rights (IP) to the product components that Microsoft develops and SAP owns the IP to the product components that SAP develops. Jointly developed components (which only account for a small portion of the entire product) are jointly owned by SAP and Microsoft — neither party reimburses the other party for any development efforts.

•	neither party has any claims against the other party in case the Duet product turns out to not be successful in the market.

•	SAP and Microsoft each sell the Duet product and related support services to its customers and each party is responsible for delivering the product and providing support services to its customers.

•	To deliver support services related to the Duet product, SAP and Microsoft have agreed on processes and service levels for supporting each other in providing the support services and for product issues in the respective party’s portions of Duet. However, neither party has any contractual obligations to the other party’s customers.

•	both parties are free to set the product price in their sales to customers.

•	Microsoft pays a royalty to SAP for Microsoft sales of Duet and SAP pays a royalty to Microsoft for SAP sales of Duet. The royalty is a percentage of the amount of revenue recognized from sale of the joint product to end customers. There is a minimum royalty per unit (user) that must be paid in the event of a sale of Duet by SAP or Microsoft. No royalties are paid absent a sale of Duet. Royalty payments are paid in full (gross) and are not offset against amounts owed by the other party.
In 2007 and 2006, SAP recognized software revenues from sales of Duet in the amount of € [***] million and € [***] million which in both years is [***] of SAP’s total software revenue and [***] of SAP’s total revenue.
Before introducing Duet, SAP evaluated the accounting for sales of the product and established the following accounting policies:

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Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00005
(1)	Revenue Recognition for SAP sales of Duet

•	Revenue received from the customer is software revenue to be recognized following the guidance of AICPA’s Statement of Position 97-2 (SOP 97-2). Revenue from related support services is to be recognized as support services following the guidance in SOP 97-2 for Post Contract Support (PCS).

•	Revenue is to be recognized gross because SAP acts as principal in the transaction and carries all risks and rewards from the transaction. We concluded this for the following reasons based on the guidance in EITF 99-19:
•	The software license agreement and the support agreement are between SAP and the customer. Microsoft is not a party to these agreements.

•	SAP is fully responsible for fulfilment, i.e. for delivering Duet and providing the support to the customer. Microsoft does not have any obligations towards the SAP customer and the customer does not have any rights to make claims against Microsoft.

•	SAP is free in establishing the pricing in its Duet transactions with its customers.

•	Duet is not a Microsoft product that SAP simply resells but is a product that was partly developed by SAP and that is partly owed by SAP. The features and specifications of Duet are not dictated by Microsoft but jointly determined by SAP and Microsoft.

•	SAP carries the credit risk from transactions with its customers as the royalties owed to Microsoft are determined based on revenue and therefore are to be paid to Microsoft regardless of whether SAP is successful in collecting (except when risk of non-collection already exists at the time of sale and revenue recognition is consequently deferred).

•	The contractual relationship between SAP and Microsoft does not restrain SAP from entering into similar arrangements with other parties to offer similar products to its customers.
(2)	Revenue Recognition for Royalties Received from Microsoft

•	The royalty is to compensate SAP for its share of IP sold/licensed as part of the Duet product to a customer. Royalties received from Microsoft are therefore software revenue to be recognized following the guidance of SOP 97-2.
While EITF 07-1 is not applicable before our fiscal year 2009, we believe that our accounting for the Duet agreement is in line with the requirements of EITF 07-1.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00006
Note 14. Accounts Receivable, net, page F-34
3.	We note from your disclosures on page F-15 that when determining the allowance for doubtful accounts, the Company first evaluates specific customer balances for collectibility and then you evaluate homogenous portfolios of receivables. Please explain further how the aging of accounts receivable factors into your analysis. In this regard, we note that €33 million and €35 million of accounts receivable at December 31, 2007 and 2006, respectively were individually impaired and €587 million and €466 million were impaired on a portfolio basis. Tell us how these past due receivables were considered in determining the amount of your allowance for loan loss. Also, please explain further the changes made in fiscal 2006 to the way you categorize receivables to which the allowance percentages were applied and tell us whether the past due loans were impacted by this change.

We follow the guidance in SFAS 5.22 which provides: “Losses from uncollectible receivables shall be accrued when both conditions in paragraph 8 are met. Those conditions may be considered in relation to individual receivables or in relation to groups of receivables”. Based on this guidance we record an allowance for doubtful accounts to consider the uncertainty about the collectibility of our accounts receivables arising from our revenue-generating activities. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio.

We determine the allowance for doubtful accounts using a two-step-approach:
(1)	Evaluation of Specific Customer Balances

First, we review our receivables individually considering information available to us that indicate possible impairment, particularly information about potential financial distress of the respective individual customer. If this review indicates that it is probable that a receivable is impaired (i.e. that it is probable that we will be unable to collect all amounts due according to the contractual terms of the receivable) and if the impairment loss from that receivable can be reasonably estimated, we record an individual bad debt provision. In this first step of our approach the age of our receivables is not specifically considered as individual information on the debtor determines the identification and recording of impairment charges. As disclosed on page F-35 of our 2007 Form 20-F, the total amount (before impairment charges) of receivables that were identified as individually impaired under this step 1 were €33 million and €35 million as of December 31, 2007 and 2006.

(2)	Evaluation of Homogenous Portfolios of Receivables

In this second step, as allowed by SFAS 5.22, we evaluate the remaining homogenous portfolios of receivables according to their default risk based on the age of the receivable and historical loss experience and we record an allowance for a portfolio of receivables when we believe it is probable that some

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00007
or all of the amounts due will not be collected. Our historical experience shows it is probable that we will be unable to collect all amounts due (SFAS 5.8a). A reasonable estimate of the expected loss is supported by an evaluation of our historical receivable write-offs (SFAS 5.8b).

The second step of our approach is only applied to the remaining portfolio of receivables, i.e. to the receivables that have not been identified as individually impaired under step 1. Despite a lack of individually observable impairment indicators we believe, based on our historical experience, that for these receivables uncertainty about the collectibility remains and that it is probable that some of these receivables are impaired. (SFAS 5.22: “If the conditions are met, accrual shall be made even if though the particular receivables that are uncollectible may not be identifiable”).

In this second step we divide our receivables into three groups: (a) current receivables (i.e. receivables not yet due), (b) receivables past due less than 730 days, and (c) receivables past due more than 730 days. We treat these groups of receivables as follows:
(a)	Current Receivables
As our payment terms are generally short (rarely exceeding three to six months), we do not record bad debt allowances for current receivables since collectibility for these receivables was considered probable, as required by SOP 97-2 and SAB 104, at the time of recognition. We do not believe that the probability of collection is likely to have significantly changed between the time of invoicing and when the receivable first becomes due given our short payment terms.
(b)	Receivables past due less than 730 days
For this group we look at our history of receivable write-offs to estimate the probability and amount of loss. We determine the allowance percentage based on the average ratio of written-off receivables to total receivables over the most recent three years (i.e., a rolling three-year average). We record an allowance for doubtful accounts based on the calculated allowance percentages.
(c)	Receivables past due more than 730 days
As instances of receivables past due more than 730 days are very rare at SAP and as such past due receivables have historically proven to be impaired, we record a full allowance for any receivables that have become past due more than 730 days.

As disclosed on page F-35 of our 2007 Form 20-F, the total amount (before impairment charges) of receivables for which bad debt allowances were recorded under this step 2 were €587 million and €466 million as of December 31, 2007 and 2006.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00008
Until 2006, we based our general bad debt calculation on a three-group aging structure: The first group consisted of current receivables and receivables past due less than 240 days, the second group consisted of receivables past due between 240 and 365 days, and the third group consisted of receivables past due more than 365 days. Although we categorized our receivables into these three groups, we only considered our overall receivable write-off history and did not determine separate receivable write-off histories for each group. Please note that the total balance of receivables past due more than 240 days has neither been sufficiently material in recent years to warrant a separate analysis nor is it expected to increase in the future. As disclosed on page F-35 of our 2007 Form 20-F, the gross amount of all accounts receivable with a term exceeding 12 months was not material to us and the gross amount of receivables past due more than 180 days were €103 million and €61 million as of December 31, 2007 and 2006 which is 3.5% and 2.5% respectively of the gross carrying amount of our receivables. These numbers include both, receivables past due 180 to 240 days and receivables past due more than 240 days. Consequently, the amounts of receivables past due more than 240 days are even lower than these numbers. We therefore changed the categorization to the approach outlined above.

As noted above, we apply the approach outlined above to our accounts receivable arising from our revenue-generating activities. The number and amounts of loans provided to employees and third parties (unrelated third party software companies) outside our revenue-generating activities is small. As disclosed on page F-35 of our 2007 Form 20-F, loans granted to employees were €63 million at the end of 2007 (2006: €62 million). Loans granted to third parties amounted to €4.5 million at the end of 2007 (2006: €1.1 million). Therefore these loans do not warrant a portfolio-based approach to identifying credit losses. We record credit losses for such loans based on a one-step approach as follows: We review individual loans in the event of any delay or shortfall in payments or if we become aware of an adverse change in the debtor’s financial condition or other factor indicating that an impairment may have occurred. If the review reveals that it is probable that we will not collect all of the amounts due in accordance with the contractual terms of the loan agreement, an impairment charge is recorded based on our best estimate of the amount that will be recoverable.
Forms 6-K Filed April 30, 2008 and May 15, 2008
4.	We believe the non-GAAP consolidated income statement columnar format appearing in the Company’s April 30, 2008 and May 15, 2008 Forms 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in

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Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
SAP 00009
reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Questions 8.
(1)	Non-GAAP Portions of First Quarter 2008 Consolidated Income Statement
SAP believes that its first quarter presentation of U.S. GAAP and non-GAAP financial information is unambiguous in identifying which information is non-GAAP and that a reasonable investor would not conclude that the information set forth in the “Non-GAAP” column was prepared using a comprehensive set of accounting rules or principles. SAP also respectfully disagrees with the Staff’s characterization that the use of a tabular format to present our non-GAAP information creates a “measure” as defined in Section II.A.2 of SEC Release 33-8176.

SAP discusses in press releases and interim reports furnished to the SEC on Form 6-K non-GAAP revenue, income and margin numbers. It is SAP’s intention to provide the investor with maximum transparency regarding how these non-GAAP numbers differ from the most directly comparable U.S. GAAP measure. We believe that achieving such high level of transparency is helped by:
a)	clarifying which income statement line items are affected by the non-GAAP adjustments versus which line items are not affected; and

b)	providing insight into how the expense adjustments that result in the deviation of non-GAAP operating income and non-GAAP operating margin from their closest respective U.S. GAAP measure affect the different income statement expense line items.
We believe that a reconciliation that is limited to individual non-GAAP revenue and non-GAAP income items would not provide such clarification and would thus provide less transparency than the tabular format we used in our press release and interim report furnished to the SEC on Form 6-K.

Our detailed reconciliation does not purport to be a set of financial statements prepared under a comprehensive set of accounting rules or principles. Instead, SAP’s tabular presentation provides a detailed reconciliation paired with footnotes and two pages of extensive textual descriptions of the adjustments reflected in the non-GAAP financial measures. Also, the column descriptions we have used clearly identify the U.S.GAAP versus non-GAAP information and, we believe, leave no doubt that the non-GAAP numbers presented are not prepared using a comprehensive set of accounting rules or principles. SAP believes this combination of clear textual explanations and unambiguous reconciliations of

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Confidential Treatment Requested by SAP AG Pursuant to 17 C.F.R. § 200.83
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each non-GAAP financial measure to the most directly comparable U.S. GAAP figure is consistent with the requirements of Regulation G.

We believe our approach to presenting quarterly operating results, in which we disclose all standard U.S. GAAP income statement line items with comparable non-GAAP figures and a discussion of reconciling items is helpful to investors. Nevertheless, we will undertake to clarify any potential confusion resulting from our use of a tabular format in future reports that include non-GAAP information that are furnished to the Commission. Specifically, SAP will undertake to include in the footnotes to each table an express statement that the non-GAAP portions of the consolidated income statement are not prepared under a comprehensive set of accounting rules or principles and that the statement itself is not a non-GAAP measure.
(2)	Undue Prominence — Regulation G
With respect to whether SAP’s columnar format conveys undue prominence to a statement based on non-GAAP measures, we respectfully advise the Staff that to date, we have provided this columnar format only in reports furnished to the Commission on Form 6-K. We believe Regulation G applies to these furnished reports whereas Item 10 of Regulation S-K does not. Unlike Item 10 of Regulation S-K, Regulation G does not require non-GAAP disclosures to be accompanied by a presentation, with equal or greater prominence, of the most directly comparable GAAP measures. Regulation G requires an issuer to present the most directly comparable U.S. GAAP measure and to provide a reconciliation between the U.S. GAAP and non-GAAP information. We believe we have complied with the requirements of Regulation G.

Even if one were to apply the “equal or greater prominence test” to SAP’s Form 6-K disclosures, for the reasons outlined above, SAP does not believe the format of its quarterly operating results gives undue prominence to the non-GAAP information presented. Instead, SAP believes it has presented its U.S. GAAP measures with at least equal prominence as throughout our Form 6-K disclosures we have presented the U.S. GAAP numbers before the non-GAAP numbers.

Finally, SAP believes the references in the Staff’s question to Item 10 of Regulation S-K and to Question 8 of the Staff’s Frequently Asked Questions are not relevant to its Forms 6-K as those Forms have been furnished to rather than filed with the Commission.
The Company hereby acknowledges the following:
(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

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(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Peter Harwich at 212 610 6471.

Very truly yours,
/s/ Dr. Christoph Hütten
Dr. Christoph Hütten
Chief Accounting Officer SAP AG

Cc:	Dr. Werner Brandt, SAP AG Michael Junge, SAP AG Peter Harwich, Allen & Overy LLP